Southern Union Company

NYSE: SUG

American Gas Association
Financial Forum

May 2, 2005

Safe Harbor for Forward-Looking Statements

This presentation and other Company reports and statements issued or made from time to time contain certain "forward-looking statements" concerning projected financial performance, expected plans or future operations. Southern Union Company cautions that actual results and developments may differ materially from such projections or expectations.

Investors should be aware of important factors that could cause actual results to differ materially from the forward-looking projections or expectations. These factors include, but are not limited to: cost of gas; gas sales volumes; gas throughput volumes and available sources of natural gas; discounting of transportation rates due to competition; customer growth; abnormal weather conditions in Southern Union's service areas; impact of relations with labor unions of bargaining-unit employees; the receipt of timely and adequate rate relief and the impact of future rate cases or regulatory rulings; the outcome of pending and future litigation; the speed and degree to which competition is introduced to Southern Union's natural gas distribution businesses; new legislation and government regulations and proceedings involving or impacting Southern Union; unanticipated environmental liabilities; ability to comply with or to challenge successfully existing or new environmental regulations; changes in business strategy and the success of new business ventures, including the risks that the business acquired and any other business or investment that Southern Union has acquired or may acquire may not be successfully integrated with the business of Southern Union; exposure to customer concentration with a significant portion of revenues realized from a relatively small number of customers and any credit risks associated with the financial position of those customers; factors affecting operations – such as maintenance or repairs, environmental incidents or gas pipeline system constraints; Southern Union's or any of its subsidiaries debt security ratings; the economic climate and growth in the energy industry and service territories and competitive conditions of energy markets in general; inflationary trends; changes in gas or other energy market commodity prices and interest rates; current market conditions causing more customer contracts to be of shorter duration, which may increase revenue volatility; the possibility of war or terrorist attacks; the nature and impact of any extraordinary transactions, such as any acquisition or divestiture of a business unit or any asset.

Contact:
Southern Union Company
John F. Walsh, (570) 829-8662
jwalsh@southernunionco.com

SUG Management Team

Thomas F. Karam

President & COO, Southern Union Company

David J. Kvapil

Executive Vice President & CFO, Southern Union Company

Robert O. Bond

President & COO, Panhandle Energy & CrossCountry Energy

John F. Walsh

Director of Investor Relations, Southern Union Company

SUG Operations


New England Gas Company
PG Energy
Missouri Gas Energy
Panhandle Eastern Pipe Line
Transwestern Pipeline
Trunkline Gas
Florida Gas Transmission
storage
Trunkline LNG
Sea Robin Pipeline
Natural Gas Producing Basins



The CrossCountry Acquisition

Transaction Highlights

- On November 17, 2004, CCE Holdings, LLC completed its acquisition of 100% of the equity interests of CrossCountry Energy, LLC from Enron Corp for $2.45 billion
  - CCE Holdings is 50% owned by SUG
    - The remaining 50% is owned by GE Commercial Finance Energy Financial Services and other investors
  - Concurrently sold partnership interests in Northern Border Partners to ONEOK for $175 million
- Key transaction elements
  - SUG to operate under a management services agreement
  - Retention of key CrossCountry executives as part of new integrated pipeline management team
  - Contractual call provisions facilitate potential for increased SUG ownership
  - Investment grade rating throughout CrossCountry/CCE Holdings family with limited upstream dividend restrictions

CrossCountry Acquisition Structure

- $343.0 MM common stock issuance
- $100.0 MM equity units issuance
- $147.5 MM equity forward

- $590.5 MM cash equity contribution



Southern Union Company
GE Commercial Finance Energy Financial Services
50%
50%
CCE Holdings, LLC
100%
Cross Country Energy, LLC
100%
50%
50%
Transwestern Holdings, LLC
Citrus Corp.
El Paso
100%
100%
Transwestern Pipeline Co., LLC
Florida Gas Transmission

Strategic Rationale

- Transforming acquisition of franchise assets that establishes SUG's leadership in the regulated natural gas industry
- Complementary North American energy infrastructure with access to key end-user markets and important sources of natural gas supply
  - Southern California, Florida and Southwestern United States are among the fastest growing natural gas consumption markets
  - Well-positioned to provide transportation services for growing San Juan and Rocky Mountain production
  - Enhanced access to anticipated LNG imports along Gulf Coast and from the Bahamas
- High-quality asset base and experienced management team
- Integration synergies of $25 million expected with existing operations, 70% occurring in 2005 and the remainder in 2006
- Stable cash flow and earnings profile with meaningful organic growth opportunities

CrossCountry Energy

	Transwestern Pipeline [(1)]	Florida Gas Transmission[(1)]
CCE Ownership Interest:	100%	50%
Pipeline Miles:	2,400	5,000
Daily Transportation Capacity (Bcf/d):	2.0	2.1
Key Supply Basins:	San Juan/Permian/ Anadarko/ Rockies	Onshore & Offshore Gulf Coast
Primary Markets Served:	California/Arizona/Texas	Florida
Avg. Remaining Contract Life:	3 years	11 years

(1) Operational figures represent 100% of the respective operations of each of Transwestern Pipeline Company and Florida Gas Transmission.

Opportunities for Growth


Transwestern San Juan Expansion
Panhandle Eastern
Phoenix
Transwestern
Trunkline Gas
North Texas Expansion
Florida Gas Transmission Phase VII Expansion
Florida Gas Transmission
Transwestern Phoenix Lateral
Trunkline LNG
Sea Robin
Trunkline and LNG

Transwestern
San Juan Expansion Project

- 375 MMcf/d increase in San Juan lateral capacity, increasing total lateral capacity to 1,235 MMcf/d
- 72 miles of 36" looping; incremental horsepower at existing compressor sites
- Total capital expenditures of approximately $150 million
- 310 MMcf/d of capacity has been committed under 10-year contracts
  - Additional 16 MMcf/d contracted for one-year
  - Negotiations underway for remaining 24-34 MMcf/d Nov-Mar & 49 MMcf/d Apr-Oct capacity
- In service date of May 2005



Transwestern



Colorado
MONTEZUMA
LA PLATA
LA PLATA 'A'
(IGNACIO)
BLOOMFIELD
(BLANCO HUB)
Bloomfield CS
15,000 Hp Add
SAN JUAN
72
miles
Of 36"
loop
Bisti CS
2,000 Hp Add
New Mexico
GALLUP
McKINLEY
THOREAU
STA.5

Projected Annual Revenues

($ in millions) (Volume in MMcf/d)	Year 1-3 Vol	Year 1-3 Revenue	Year 4-10 Vol	Year 4-10 Revenue
Committed revenues	323	$ 30.9	320	$ 27.7
Expected revenues	52	$ 5.0	55	$ 4.7

Transwestern Pipeline Phoenix Lateral



Existing TW System
Phoenix Lateral
San Juan Expansion
El Paso Natural Gas
San Juan
Ignacio
Blanco
Anadarko
ARIZONA
CALIFORNIA
Thoreau
Phoenix
Permian

- 500+ MMcf/d capacity
- 258 miles of 36" and 24 "pipeline into Phoenix area market
- Open season conducted – in negotiations with potential customers
- Projected in-service mid-2007

Florida Gas Transmission Expansion Opportunities

- Completed Phase VII open season
  - Increase capacity by 100 to 160 MMcf/d
  - Projected cost of $60 to $100 million
  - In service 2Q or 3Q 2007
- Reviewing proposed Bahamas LNG projects


18
30
19
20
21
FLORIDA
El Paso
Tractebel
AES



Panhandle Energy

Panhandle Energy

	Panhandle Energy
Pipeline Miles:	10,000
Daily Transportation Capacity (Bcf/d):	5.4
Key Supply Basins:	Gulf Coast, Deepwater, Midcontinent, Rockies, and global LNG
Primary Markets Served:	Midwest, Canada and Northeast Markets through interconnects
Avg. Remaining Length of Contract:	3 years – PEPL 10 years – Trunkline 3 years – Storage
Storage Assets:	72 Bcf owned, 15 Bcf leased

North Texas Expansion


Houston Pipe Line
Kinder Morgan
North Texas Expansion
TEXAS
LOUISIANA
Kountze
Longville
Kaplan
Centerville
Patterson
Cypress
Edna
Beeville
Premont
DEFS Spindletop
Enstor Proposed Storage Hub
Lake Charles LNG
South Texas
North Texas
West Louisiana
East Louisiana
Zone 1A

- Up to 41 miles of 30" pipeline
- Compression additions/modifications at Kountze and/or Longville
- Up to 400 Mcf/d of new capacity
- Access to ETX and NTX supply (short-term) and SETX LNG (long-term)
- Open season in process

Trunkline LNG Company



Above: Artist's rendering of expanded facility.

- One of North America's largest operating facilities
- Received 47% of total U.S. LNG imports in 2003[1]
- Fully contracted with high credit quality counterparty—BG Group—until 2023
- 630 MMcf/d baseload sendout
- 6.3 Bcf storage
- Ability to handle high calorific cargoes

Trunkline LNG Is the Leading Player in LNG Sector

(1) Energy Information Administration's 2004 Short-Term Energy Outlook

LNG Expansion Projects

Overview

- Total project costs of approximately $250 million excluding capitalized interest
- All expansion capacity and sendout fully contracted to BG through 2023
- Projects to generate approximately $80 million in annual revenues with a significant portion falling to EBITDA
- Projects will begin contributing to earnings in CY 2005 and will have full-year earnings impact in CY 2007

Progress

- Phase I
  - Construction underway
  - Double sendout capacity to 1.2 Bcf/d
  - Increase storage capacity to 9.0 Bcf
  - In service by December 2005
- Phase II
  - FERC approved September 2004
  - Increase sendout capacity to 1.8 Bcf/d, with peak of 2.1 Bcf/d
  - Completion by mid-calendar 2006
- Trunkline Loop
  - FERC approved September 2004
  - Increase takeaway capacity to accommodate expansions
  - Completion by July 2005



Local Gas Distribution Divisions

Natural Gas Distribution Assets Overview


New England Gas Company
PG Energy
Missouri Gas Energy

- Limited commodity price risk
- History of constructive rate-making, sharing and recovery mechanisms
  - Weather normalization in Rhode Island
- Highlights:
  - Serve nearly one million end-user customers
  - Retail sales: 112 Bcf
  - Transportation volumes: 61 Bcf

Stable, Diversified Cash Flows

Geographic Diversification Unified by Strong Operations

Missouri Gas Energy



- Headquartered in Kansas City, MO
- Serves approximately 500,000 customers
- Serves 34 counties throughout MO
- Regulated by the Missouri Public Service Commission
- MGE received a $22.5 million rate increase effective October 2004

PG Energy



- Headquartered in Wilkes-Barre, PA
- Serves approximately 160,000 customers
- Serves 13 counties in northeastern and central PA
- Regulated by the Pennsylvania Public Utility Commission

New England Gas Co.



- Headquartered in Providence, RI
- Serves approximately 300,000 customers
- Serves the state of Rhode Island and southeastern Massachusetts
- Regulated by the RI Public Utilities Commission and the Massachusetts Department of Telecommunications & Energy

Financial Highlights

Strong Earnings Growth Profile



Diluted EPS
$2.00
$1.50
$1.00
$0.50
$0.00
$0.70
$1.30
$1.14*
$.94
$1.45 - $1.55
10%-15% Growth
FY 2003
FY 2004
CY 2004
CY 2005 Guidance
CY 2006 Guidance

Key 2005 Estimate Assumptions	2006 Growth Drivers
• CCEH contribution for full year	• LNG expansions
• $17.5 million of synergies	• Remainder of synergies
• Full year of MGE rate case	• San Juan expansion

* - Excludes certain non-recurring and non-cash charges.

Reducing Leverage - Consolidated Capitalization


100%
75%
50%
25%
0%
71%
29%
65%
35%
61%
39%
60%
40%
54%
46%
Jun-03
Dec-03
Jun-04
Dec-04
Pro Forma - GAAP
Equity
Debt

Note: Total debt/total capitalization includes preferred stock and convertible equity units as 100% equity. Dec-04 debt balance excludes short-term bridge loan. Pro Forma GAAP adjusts for the equity and equity unit offerings in Feb. 2005 with net proceeds repaying short term debt.

Why Invest in SUG?

- One of the largest pure-play regulated natural gas companies in the United States
  - 18,000 miles of interstate pipelines serving customers from coast to coast/transportation of over 10% of total US consumption
  - Three distribution divisions serving 1 million customers
  - Owns and operates the only LNG receipt terminal on the U.S. Gulf Coast
- Proven acquisition track record
  - Successful integration of five acquisitions since 1999
  - Focus on regulated energy infrastructure assets
- Attractive business profile and earnings and cash flow growth visibility
  - High quality, stable and predictable cash flows
  - Low business risk with nearly 100% of businesses regulated
  - Outstanding low risk growth opportunities

Questions & Answers